Contact

www.linkedin.com/in/samuel-bosch (LinkedIn)
www.youtube.com/c/ SamuelBoschMIT (Blog)

Languages

German (Native or Bilingual)

Serbo-Croatian (Native or Bilingual)

English (Native or Bilingual)

Honors-Awards

Bronze medals at the 43rd, 44th, and 45th International Physics Olympiads (2012-2014)

1st place at the Croatian National Triathlon Championship

German Academic Scholarship Foundation (Studienstiftung)

EPFL Excellence Fellowship

Award for the best high school graduate in the Republic of Croatia (out of ~40,000 students)

Publications

Over 14 publications in AI, ML, and Quantum Computing (see my Google Scholar profile)

Samuel Bosch

Founder of KEEPON | Former MIT PhD in AI | YouTuber
Cambridge, Massachusetts, United States

Summary

I'm co-Founder of the legal tech startup Marveri. Before that, I was a Ph.D. candidate at MIT specializing in AI. Previously, I founded Assist-o, a Swiss/American company specializing in digital marketing. In my free time, I'm a hobby YouTuber.

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Experience

KEEPON
CEO / Co-Founder
January 2025 - Present (4 months)
Cambridge, Massachusetts, United States

Building something new in the consumer space

Marveri
2 years 4 months

Co-Founder & Strategic Advisor
October 2024 - Present (7 months)
Cambridge, Massachusetts, United States

Co-Founder & CEO
January 2023 - October 2024 (1 year 10 months)
Cambridge, Massachusetts, United States

Marveri is an early-stage legal tech startup founded out of MIT & Harvard. We're backed by Bessemer Venture Partners, Alven Capital, and other amazing investors with over $3M in funding.

YouTube
YouTuber
2022 - Present (3 years)
Cambridge, Massachusetts, United States

Videos about startups, science, and tech. 7M+ views and 100k+ subscribers across all social media platforms: https://www.youtube.com/c/ SamuelBoschMIT

NFX

Fellow
2023 - 2024 (1 year)
Cambridge, Massachusetts, United States

Assist-o

Co-Founder, Managing Partner, and Board Member
2020 - 2024 (4 years)
Lausanne (Switzerland) & Cambridge MA (USA)

Bootstrapped the company from 0 to 25+ employees and profitability with no outside investors.

The Assist-o group specializes in digital marketing and has two main subsidiaries: Assist-o AG is a Swiss-based company with headquarters next to EPFL Innovation Park in Lausanne. For US and overseas clients, Assist-o LLC is situated in Cambridge, MA, with hubs in Zagreb, Croatia, and Vienna, Austria.

I founded the company in 2020, worked as the managing partner until 2022, and remained a board member until 2024. Assist-o has spun out into several entities under different names since then.

Harvard University

Fellow
2020 - 2021 (1 year)
Cambridge, Massachusetts, United States

Machine Learning and Quantum Computing Algorithms research

National University of Singapore

Visiting Research Fellow
2019 - 2019 (less than a year)
Singapore

Machine Learning, Game Theory, and Quantum Computing Algorithms research

University of California San Diego

Visiting Research Fellow
2018 - 2018 (less than a year)
San Diego, California

Machine Learning research

The D. E. Shaw Group
Trader
2016 - 2016 (less than a year)
London, England, United Kingdom

I supported the London trading team with simulations of complex derivatives and the foreign exchange market

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Education

Massachusetts Institute of Technology
PhD (on leave) – Master's Degree in 2023, Computer Science

Harvard Business School
Business Minor

Harvard University
Master Thesis, Computer Science

Ecole polytechnique fédérale de Lausanne
Master's degree, Physics and Data Science

University of Zagreb/Sveuciliste u Zagrebu
Dropped out, Physics